MORGANS HOTEL GROUP

December 16, 2010

VIA EDGAR CORRESPONDENCE AND TELECOPY

Mr. Daniel L. Gordon
Ms. Kristi Marrone
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Morgans Hotel Group Co. Form 10-K for the year ended December 31, 2009, filed March 12, 2010 Definitive Proxy Statement, filed April 15, 2010 File No. 001-33738

Dear Mr. Gordon and Ms. Marrone,

On behalf of Morgans Hotel Group Co. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 2, 2010 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. For your convenience, we have restated each of your comments below followed by our responses thereto.

Form 10-K for the year ended December 31, 2009

Comment #1: Note 2. Summary of Significant Accounting Policies, page F-7; Goodwill, page F-8

We note your response to comment 3. We note that you believe that the Company has one operating segment and the components within the operating segment should be aggregated into one reporting unit based on the components of the reporting unit having similar economic characteristics as defined in ASC 280-10-50-11. Please tell us how you determined that the components (hotels) have similar economic characteristics and include gross margins at each hotel as part of your analysis for the past three years. We note that you have taken impairments for a couple of your hotels over the past two years and we noted that occupancy percentages were lower at some of your hotels which we believe would have an impact on your gross margins.

Response to Comment #1:

Management believes the Company has one operating business segment, as defined in ASC 280-10-50-1. Accordingly, the components within the operating segment are aggregated into one reporting unit in accordance with ASC 350-20-35-35, as the components of the reporting unit have similar economic characteristics. We considered paragraph 280-10-50-11 to determine if the components have similar characteristics. Specifically, paragraph 280-10-50-11 states:

“Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics weresimilar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.	The nature of the products and services

The nature of the product that the Company provides is hotel rooms, which are similar from hotel to hotel. Further, each of our hotels operates as a boutique hotel, and is generally classified in the upper upscale and luxury segments of the industry, as defined by Smith Travel Research. Our hotels are located in gateway markets and select resort destinations, where demand for upper upscale and luxury lodging is more likely to exist. These segments typically yield a higher price point, as measured by Average Daily Rate (“ADR”), for room product than hotels operating in other segments.

b.	The nature of the production processes

All of the Company’s hotels use the same operating “processes” to service hotel guests. For example, we employ the same service standard termed EDGE, Engaging Dynamic Guest Experience, across our hotel portfolio.

c.	The type or class of customer for their products and services

The Company’s customer base is similar across the hotel portfolio, as the Company operates boutique hotels classified in the upper upscale and luxury segments of the industry.

d.	The methods used to distribute their products or provide their services

The Company’s methods to distribute its services are similar at each hotel. For example, the revenue management system employed is consistent across the portfolio.

e. If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities”

In response to the staff’s request regarding gross margins, ASC 280-10-50-11 provides an example which references gross margins of operating segments with similar economic characteristics, although the definition of similar economic characteristics, defined in paragraph 280-10-50-11, does not specifically reference gross margins as a criteria for being considered similar. We emphasize that, historically, management’s analysis has not relied on gross margin comparisons to conclude whether the hotels have similar economic characteristics nor do we, or our competitors, discuss gross margins by hotel in SEC filings.

We believe that the analysis above supports our conclusion that the hotels associated with our goodwill have similar economic characteristics and therefore are considered one reporting unit.

Comment #2: Note 2. Summary of Significant Accounting Policies, page F-7; Impairment of Long-Lived Assets, page F-9.

We note your response to comment 4. Please supplementally provide us with a detailed analysis of the expected undiscounted future cash flows of Clift over the estimated holding period as it relates to your impairment analysis and tell us the significant assumptions that were used to determine the future cash flows.

Response to Comment #2:

In accordance with ASC 360-10, assets are reviewed periodically for impairment when events or changes of circumstances indicate that an asset’s carrying value may not be recoverable. We test for impairment by reference to the applicable asset’s estimated future cash flows and include net proceeds from the disposition of the property.

As of December 31, 2009 the carrying value of the Clift asset was $77.3 million and the capital lease obligation was $83.2 million. The Company tested the Clift asset for impairment as of December 31, 2009 and concluded that the property was not impaired based on an estimated ten-year undiscounted future cash flow. Judgment was required in determining the growth rate of Clifts’ operations and the need for capital expenditures, as well as specific market and economic conditions. Key assumptions included the following:

•
Growth rate — we assumed a growth rate in net operating income before depreciation and after a reserve for capital replacement (“NOI”) for a ten-year holding period that varied between 5% and 20%, depending on the year. Management believes it is reasonable to achieve these levels due to improvements in the economy and virtually no additions to competitive hotel supply in San Francisco forecasted for the next four years. Management also believes that the forecasted operating results were reasonable and conservative given that the forecasted NOI levels were generally below the actual NOI levels achieved during the peak year of operations prior to 2008.

•
FF&E Reserve — we assumed 4% of revenue would be set aside annually for a capital maintenance reserve. This assumption is consistent with the ground lease requirements and in accordance with industry standards.

•
Selling Price — we assumed a selling price at the end of the ten-year holding period of $215,000 per room utilizing the assessed real estate value in the current real estate tax bills and recent market transactions, less 3% of the total value for selling expense. Based on recent transactions of similar hotel types in the San Francisco market, which have sold at prices between $215,000 and $400,000 per room, management believes that the assumed selling price was reasonable and conservative.

Definitive Proxy Statement

Comment #3: Compensation Discussion and Analysis, page 19; Market Benchmarking, page 20

We note your response to comment 11 in our letter dated September 30, 2010 that you will only discuss how the individual target positions deviated from the general target position in future filings.

While a discussion of each deviation from the general position will be insightful, disclosure about how actual payments compared to the individual target positions would also appear material to an understanding of your compensation practices for the reported year. As such, please tell us where each named executive officers’ compensation fell based on their 2009 Target Positions. Please confirm that you will provide similar disclosure in future filings, as applicable.

Response to Comment #3:

The following describes how the individual targeted total compensation and actual total compensation of our named executive officers for 2009 compared to the general 40th percentile target established by our Compensation Committee for that year and explains the principal reasons for the deviation.

While our general compensation philosophy for 2009 was to target total compensation (i.e. base salary, target cash bonus and target long-term incentive opportunities) for our named executive officers at the 40th percentile for the 2009 peer group, the total amount of compensation that the Compensation Committee in fact targeted for each named executive officer in 2009 (the “2009 Target Position”) deviated from the 40th percentile. The Compensation Committee extended to Messrs. Kleisner and Szymanski pay opportunities that significantly lagged behind the Company’s intended target position (approximately 36% and 26%, respectively, below the 40th percentile for total compensation for comparable officers in the 2009 peer group) in light of the difficult economic conditions, the Company’s recent financial and stock performance and the Company’s smaller relative size compared to the peer group.  Mr. Gordon’s compensation was targeted approximately 10% above the intended target position in recognition of the unique skills he brought to the Company, the extended responsibilities he assumed in his role with the Company and the terms of his employment agreement with the Company.

  The total compensation actually paid or awarded to our named executive officers for 2009, as described under the heading ‘Compensation of Directors and Executive Officers—Executive Compensation’ in our 2010 definitive proxy statement, was 64% and 57% below the 40th percentile for Messrs. Kleisner and Szymanski, respectively.  The additional negative deviation from the targeted percentage for these two named executive resulted primarily from the Compensation Committee’s decision to exercise negative discretion in the amount of the annual cash bonus that it awarded due to the significant deterioration in the Company’s financial and stock market performance as a result of the global economic crisis.   Similarly, the total compensation actually paid or awarded to Mr. Gordon for 2009 was also below the targeted amount by approximately 25% as a result of the Company’s performance and Mr. Gordon’s agreement to receive less than the terms provided in his employment agreement.

If our Compensation Committee engages in benchmarking in future years, we will include disclosure regarding how the individual target and actual compensation of our named executive officers compares with the general targets established by benchmarking and explain the principal reasons for any material deviation.

* * *

In connection with the Staff’s comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please contact me at (212) 277-4188. Thank you for your time and attention to this matter.

Very truly yours,

/s/ RICHARD SZYMANSKI
Richard Szymanski
Chief Financial Officer

MORGANS HOTEL GROUP CO 475 TENTH AVENUE NEW YORK CITY NY 10018 PHONE 212 277 4100 FAX 212 277 4290